TECHTRONIC INDUSTRIES
COMPANY LIMITED

02055449

SUPPL 82-3648 OCT 15 2002

Interim Report


RYOBI
RYOBI
18 TOOTH
Fits 10MM Arbor
Homelite
VersaTool
ZIP START

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

dlw 10/30

Founded in 1985, Techtronic Industries Company Limited (TTI) is a world leading manufacturer and marketer of innovative home improvement power products, floor care appliances and electronic measuring products. TTI's brands include RYOBI® power tools, HOMELITE® outdoor products, and VAX® floor care appliances. Following its effective partnership strategy with principle volume retailers and reputable brand name companies, TTI has achieved continuous double-digit growth over the years.

Financial highlights

For the six months ended 30th June

Results	2002 HK$'million		2001 HK$'million		Changes %
Turnover	**3,959**		2,316		+71
Profit for the period	**168**		94		+78
Earnings per share, basic *(in HK cents)*	**28.01**		16.75		+67
Dividend per share *(in HK cents)*	**6**		4.5		+33
Financial Position					
Total assets	**5,275**		3,772*		+40
Total liabilities	**3,658**		2,658*		+38
Shareholders' fund	**1,603**		1,103*		+45
Net tangible value per share *(HK$)*	**2.38**		1.81*		+31
Net bank debt/net tangible equity ratio *(in %)*	**21.3%**		54.9%*		N/A
Turnover by Principal Activity					
Power and outdoor products	**3,140**	**79.4%**	1,601	69.1%	+96
Floor care appliances	**618**	**15.6%**	525	22.7%	+18
Solar powered and electronic products	**124**	**3.1%**	103	4.4%	+20
Others	**77**	**1.9%**	87	3.8%	-11
Turnover by Geographical Market Location					
North America	**3,308**	**83.5%**	1,963	84.8%	+69
Europe	**506**	**12.8%**	251	10.8%	+102
Other countries	**145**	**3.7%**	102	4.4%	+42

* as at 31st December 2001

Management discussion and analysis

Techtronic Industries (TTI) achieved a record profit of HK$168 million for the six months ended 30th June 2002 with impressive growth of 77.8% as compared to the HK$94 million recorded for the same period last year. Basic earnings per share grew 67.2% to HK28.01 cents from HK16.75 cents in the comparable 2001 period. Turnover increased by 71.0% over the first half of 2001 to HK$3,959 million.

This significant growth was due to strong order flows in the core power tools, floor care appliances, solar-powered and electronic products businesses. The European and Australasian Ryobi and Homelite businesses acquired in the second half of 2001 and the first half of 2002 also contributed to the robust turnover and profit increases. These acquisitions are strategic components in the Group's transition to a global Own Brand Manufacturer (OBM). TTI achieved turnover and profit growth in all geographic markets and business segments.

The Group's strong performance in the challenging economic period was achieved by increasing demand for it's recognized brands with effective advertising and promotion activities, and by providing the customer with a value-positioned product range. These elements, plus a strategy to work closely with volume customers in the home-improvement and related industries have driven TTI to outperform the market and deliver 68.5% turnover growth in North America, representing 83.5% of the Group's business.

In addition to the strong gains made in North America, sales to Europe increased by 101.9%, and sales to other countries, including Australasia, were up 42.2%. The Ryobi acquisitions are providing an infrastructure in Europe and Australasia that will form the foundation for the Group's future market penetration in these markets.

The acquisition of Homelite adds a leading brand to the portfolio and expands the Group's presence in the outdoor products category. The outlook is exciting for Homelite as the first six months of ownership delivered better than expected results and has positioned TTI solidly in the outdoor tools category, which has similar potential to the power tools business for the Group.

BUSINESS REVIEW

Power and Outdoor Products Division

The Power and Outdoor Products Division, which includes the Homelite business, delivered an aggressive 96.2% growth over the corresponding period last year, to HK$3,140 million, representing 79.4% of Group turnover.

Turnover of Ryobi power tools posted an impressive growth of over 100% for the first half. Investments in brand promotion and marketing campaigns have improved Ryobi brand awareness and created strong demand from the market. The quality of the Ryobi product, combined with its value-price positioning, has allowed the Group to increase comparative turnover and improve profitability. The Original Design Manufacturing (ODM) and Original Equipment Manufacturing (OEM) businesses also remain healthy growth.

Performance of outdoor products in the first six-month period was ahead of plans. Homelite's integration with Ryobi is leveraging logistics

strengths and streamlining distribution and marketing programs. Additionally, the Group's Ryobi outdoor products are benefiting from Homelite's product technologies and production capabilities. The expansion of the outdoor products business also helps to offset the seasonal factors inherent in the power tools industry providing a more even level of orders, in turn strengthening the consistency of the revenue stream and benefiting the supply chain.

Floor Care Appliances Division

The Floor Care Appliances Division recorded a 17.7% gain in turnover to HK$617.8 million, which accounted for 15.6% of the Group's turnover in the first half. The growth was driven by new product introductions and from demand-generating retail price adjustments made by our OEM customers in North America. Product development programs remain vibrant with a growing OEM customer base. In the United Kingdom, a successful promotion with a major retailer dramatically increased consumer demand and demonstrated the strength of the Vax brand. New product initiatives that will expand the Vax product range are underway.

Solar Powered and Electronic Products Division

The Solar Powered and Electronic Product Division, which features products such as solar powered lighting, electronic and laser measuring devices, and electronic health care products also posted strong turnover, increasing by 20.4% to HK$123.8 million, which represented 3.1% of the Group's turnover. Divisional profits rose during the period as a result of a disciplined and focused product-development program targeted at high value-added items, the launching of a new range of products, and a strict overheads control and pricing policy.

OPERATIONS

TTI continues its efforts to add value throughout the supply chain by integrating customer's inventory and purchase systems, and implementing tight cost controls. The Group has aggressively leveraged its purchasing power, moved to capitalize on manufacturing synergies, and systematically implemented continuous improvement programs to upgrade quality and eliminate waste. As a result, gross margins improved in the first half of 2002 and gross profit increased 96.2% to HK$964.1 million as compared to HK$491.5 million in the first half of last year.

To facilitate the increasing business in bench power tools, the Group continues its in-house expansion and has formed a new joint venture with a bench tool manufacturer in the Peoples Republic of China. The joint venture allows TTI to acquire immediate production capacity and technology know-how on bench tools with very low capital expenditure, further strengthening its market-leadership in the bench and stationary tools category.

TTI will invest in a combustion engine plant in the Peoples Republic of China to add capacity and further improve cost competitiveness. The plant will supply combustion engines and finished goods for the Group's Homelite and Ryobi outdoor products, plus potential opportunities with ODM and OEM customers. The capital investment is approximately HK$156 million (US$ 20 million) and will be financed by the proceeds from the share placements on 28th April 2002. The majority of outdoor products final assembly production will remain close to the largest market in North America, keeping the time-to-market and logistic costs at a minimum.

OUTLOOK

With customer orders secured for the third and fourth quarters, the outlook for the second half of 2002 is bullish and the Group is confident there will be a continuation of the first half-year's high-growth performance. The robust turnover growth will be driven by innovative new products, an expanding product mix, a bright outlook for the outdoor products brands, and further penetration of the Ryobi market presence in North America, Europe and Australasia.

The healthy performance in the first half year reflected only the initial growth of the soundness and execution of TTI's global brand building strategy. Looking ahead, TTI will continue to invest in brand building, market expansion, customer-focused product development and cost improvement, which will drive the business further forward.

FINANCIAL REVIEW

Acquisitions and Investment

As a further step to the Group's global brand building strategy, in November 2001, TTI entered into an agreement with Deere & Company to acquire its Homelite brand of consumer outdoor products, including a manufacturing plant in Mexico. In March 2002, the Group acquired two power-tools companies in Australasia from Ryobi Limited, together with the perpetual rights for the "Ryobi" brand name in Australia and New Zealand. In July 2002, TTI's 40.8% associated company, Gimelli Laboratories Company Limited ("Gimelli") arranged an 18.8% investment in a German brand name company, Medisana AG ("Medisana"), at a consideration of Euros 1.98 million and financed by Gimelli's internal resources. The price was referenced to the market share price of Euros 2.15 at end of June, and based on Medisana's net equity per share of Euros 3.00 as at 31st December 2001. Medisana is a health-care product distributor and manufacturer listed on the Frankfurt Stock Exchange. This strategic alliance allows Gimelli to capitalize on the Medisana brand name and its sales channels across Europe to further expand its OEM health-care business.

Placing of New Shares

On 28th April 2002, the Group announced the placing of 60 million new shares to independent professionals and investors at the price of HK$6.275 per share. The net proceeds of the placement were approximately HK$367 million. The new shares issued represented approximately 10.3% of the Group's issued share capital immediately before the placing and approximately 9.34% of the enlarged issued share capital. The placing provided the Group with sufficient funding, and strengthened its financial position, to enable the Group to aggressively expand its global branding strategy.

Results Analysis

Strong core business growth together with the successful acquisitions of the Ryobi and Homelite businesses, resulted in a turnover growth of 71% and net profit rising of 77.8%, as compared to 2001's first half. During the period under review, Group operating expenses also increased. This increase was mainly due to the inclusion of expenses from operations acquired during the second half of last year and beginning of the current year. The Group is implementing various cost rationalization programs to improve cost efficiencies.

New product development and marketing remain the key growth drivers of the Group's business. For the six months ended 30th June 2002, the Group spent

approximately HK$46 million in research and development, representing 1.2% of the Group's turnover, as compared to HK$43 million last year, which represented 1.9% of the Group's turnover. The Group invested about 2.2% of the Group's turnover (HK$88.1 million) on marketing and advertising to promote its brands and products, as compared to 1.2% (HK$28.6 million) in the first half of 2001.

Cash Flow

Increase in cash and cash equivalents for the six months period amounted to HK$527.7 million was principally the cash from the placing proceeds and increase in borrowings.

Net cash used in operating activities for the period amounted to HK$182 million, mainly due to the increase in inventories and trade and other receivables as a result of the various acquisitions and substantial increase in sales. Also, inventory levels are usually higher in the first half of the year in preparation for the peak shipment season in the second half. Compared with the same period last year, the number of days for inventory turnover improved from 65 days to less than 60 days, while the number of days for receivables improved by over 20 days.

Financial Resources

Total shareholders' funds increased to HK$1.6 billion as compared to HK$1.1 billion as at 31st December 2001. The improvements are mainly due to the share placement during the period and profit retained for the first half year. Despite the increased number of shares in issue, total net tangible assets per share stood at HK$2.38 per share as compared to HK$1.81 per share as at 31st December 2001.

Total bank borrowings amount to HK$1.53 billion, represented an increase of $637 million as compared to the 31st December 2001 balance of HK$893 million. Borrowings are normally higher in the first half year in preparation for the peak production period commencing during the third quarter of the year. Furthermore, the Group had arranged financing arrangements for the Homelite acquisition and taken over certain loans from the acquired businesses during the period. Bank balances, deposits and cash, however also increased by $568 million during the period under review.

The Group's trading activities and borrowings are mainly denominated in United States Dollars and Hong Kong Dollars, and carry interest rates with reference to US or HK best leading rates. The Group is actively evaluating various financial instruments on both interest rates and currency exposure to capitalize on current low interest rate levels and favorable currency fluctuations.

The gearing ratio as at 30th June 2002, expressed as a percentage of Total Net Bank Borrowings to Total Tangible Net Worth improved to 21.3%, as compared to 54.9% as at 31st December 2001.

Interest coverage, expressed as a multiple of profit before interest and taxation to total net interest expenses was 6.38 times, as compared to 3.55 times for the same period last year and 4.46 times for the full year ending 31st December 2001.

Capital expenditure for the period, apart from various acquisitions, amount to HK$124 million and was matched by depreciation for the period of HK$128 million.

The Group believes that it has a very healthy financial position and is in a very competitive position to obtain financing on favorable terms should opportunities requiring additional working capital or financing arise.

Interim dividend

The Directors have resolved to pay an interim dividend of HK6.0 cents per share (2001 interim dividend: HK4.5 cents). Dividend warrants will be despatched on or about 30th September 2002 to persons who are registered shareholders of the Company on 20th September 2002.

Closure of register of members

The register of members of the Company will be closed from 16th September 2002 to 20th September 2002, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited at 5/F, Wing On Centre, 111 Connaught Road, Central, Hong Kong, not later than 4:00 p.m. on 13th September 2002.

Condensed consolidated income statement

For the six months ended 30th June 2002

	Notes	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited) (as restated)
Turnover	(3)	**3,958,850**	2,315,629
Cost of sales		**(2,994,707)**	(1,824,114)
Gross profit		**964,143**	491,515
Other revenue		**38,508**	28,677
Selling and distribution expenses		**(269,562)**	(112,893)
Administrative expenses		**(461,853)**	(208,979)
Research and development costs		**(46,071)**	(43,319)
Profit from operations		**225,165**	155,001
Finance costs		**(37,548)**	(47,814)
Profit before share of results of associates and taxation		**187,617**	107,187
Share of results of associates		**(168)**	(280)
Profit before taxation		**187,449**	106,907
Taxation	(4)	**(14,920)**	(9,616)
Profit before minority interests		**172,529**	97,291
Minority interests		**(4,904)**	(2,991)
Profit for the period		**167,625**	94,300
Dividend		**(45,025)**	(33,679)
Profit for the period, retained		**122,600**	60,621
Earnings per share	(5)		
Basic		**28.01 cents**	16.75 cents
Diluted		**27.57 cents**	16.69 cents

Condensed consolidated balance sheet

At 30th June 2002

	Notes	30th June 2002 HK$'000 (Unaudited)	31st December 2001 HK$'000 (Audited)	30th June 2001 HK$'000 (Unaudited) (as restated)
ASSETS				
Non-current assets				
Property, plant and equipment		**877,828**	678,629	636,952
Goodwill		**85,881**	83,815	72,616
Negative goodwill		**(25,321)**	(26,722)	(16,276)
Intangible assets		**5,823**	5,759	6,464
Interests in associates		**126,481**	108,366	89,317
Investments in securities		**60,489**	60,530	53,918
Deposit for acquisition of a subsidiary		**—**	148,200	—
Deferred tax asset		**25,856**	21,193	16,068
Other assets		**1,195**	1,195	1,195
		1,158,232	1,080,965	860,254
Current assets				
Inventories		**1,331,914**	799,975	808,243
Trade and other receivables	(6)	**1,132,176**	598,361	594,183
Deposits and prepayments		**279,170**	309,448	340,432
Bills receivable		**148,473**	331,431	158,718
Investments in securities		**7,239**	4,899	9,893
Trade receivable from an associate		**5,649**	2,511	10,882
Bank balance, deposits and cash		**1,212,300**	644,039	187,213
		4,116,921	2,690,664	2,109,564
Current liabilities				
Trade and other payables	(7)	**1,572,577**	1,129,679	715,358
Bills payable		**496,843**	602,903	214,770
Taxation payable		**2,920**	12,149	15,995
Dividend payable		**45,025**	—	33,679
Obligations under finance leases and hire purchase contracts – due within one year		**8,372**	10,263	9,243
Bank borrowings – due within one year		**746,626**	217,060	244,816
		2,872,363	1,972,054	1,233,861
Net current assets		**1,244,558**	718,610	875,703
Total assets less current liabilities		**2,402,790**	1,799,575	1,735,957
CAPITAL AND RESERVES				
Share capital	(8)	**128,863**	114,903	114,083
Reserves	(9)	**1,473,742**	988,471	863,070
		1,602,605	1,103,374	977,153
MINORITY INTERESTS		**14,881**	9,977	9,843
NON-CURRENT LIABILITIES				
Obligations under finance leases and hire purchase contracts – due after one year		**5,216**	8,721	12,014
Bank borrowings – due after one year		**779,940**	675,967	736,743
Deferred tax liabilities		**148**	1,536	204
		785,304	686,224	748,961
		2,402,790	1,799,575	1,735,957

Condensed consolidated cash flow statement

For the six months ended 30th June 2002

	30th June 2002	30th June 2001
	HK$'000 (Unaudited)	HK$'000 (Unaudited) (Restated)
OPERATING ACTIVITIES		
Cash (used) generated by operations	**(134,613)**	44,754
Income tax paid	**(10,259)**	(3,504)
Interest paid	**(37,548)**	(47,814)
NET CASH USED IN OPERATING ACTIVITIES	**(182,420)**	(6,564)
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(124,397)**	(67,579)
Additions to intangible assets	**(236)**	(41)
Advances to associates	**(18,284)**	(9,764)
Purchase of investments in securities	**(2,299)**	(1,399)
Purchase of business and subsidiaries (net of cash and cash equivalents)	**(13,564)**	—
Proceeds from disposal of property, plant and equipment	**12,484**	3,853
NET CASH USED IN INVESTING ACTIVITIES	**(146,296)**	(74,930)
FINANCING ACTIVITIES		
Proceeds from issue of shares	**382,653**	10,407
New bank loans obtained	**506,623**	38,290
Repayment of bank loans	**(27,509)**	(69,485)
New obligations under finance leases and HP contracts	**—**	11,838
Repayment of obligations under finance leases and HP contracts	**(5,396)**	(5,781)
NET CASH INFLOW (OUTFLOW) FROM FINANCING	**856,371**	(14,731)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**527,655**	(96,225)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	**612,868**	227,002
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**(3,318)**	(2,658)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	**1,137,205**	128,119
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Bank balances, deposits and cash	**1,212,300**	187,213
Bank overdrafts	**(75,095)**	(59,094)
	1,137,205	128,119

Notes to the condensed financial statements

For the six months ended 30th June 2002

1. SIGNIFICANT ACCOUNTING POLICIES

The interim report has been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim financial reporting ("SSAP 25") issued by the Hong Kong Society of Accountants.

The condensed financial statements have been prepared under the historical cost convention as modified for the revaluation of the investments in Securities.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

The principal accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December 2001 except that the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants which are effective for accounting period commencing on or after 1st January 2002 and applicable to the Group:

SSAP 1 (revised) :	Presentation of financial statements
SSAP 15 (revised) :	Cash flow statements
SSAP 25 (revised) :	Interim financial reporting
SSAP 34 :	Employee benefits

The effect of adopting this new and revised accounting policies described above on the financial position of the Group at 30th June 2001 is insignificant. Disclosure and certain comparative figures have been modified accordingly.

3. SEGMENT INFORMATION

	For the six months ended 30th June			
	Turnover		Contribution to results from ordinary activities before taxation	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000 (as restated)
By principal activity:				
Manufacture and trading of				
Power and outdoor products	**3,140,168**	1,600,563	**182,696**	115,050
Floor care appliances products	**617,795**	524,789	**15,900**	17,254
Solar powered and electronic products	**123,755**	102,807	**21,910**	13,238
Other products	**77,132**	87,470	**4,659**	9,459
	3,958,850	2,315,629	**225,165**	155,001
Finance costs			**(37,548)**	(47,814)
Contribution from associates			**(168)**	(280)
Profit before taxation			**187,449**	106,907
By geographical market location:				
North America	**3,307,651**	1,963,013	**199,255**	131,702
Europe	**506,408**	250,800	**15,179**	10,694
Other countries	**144,791**	101,816	**10,731**	12,605
	3,958,850	2,315,629	**225,165**	155,001
Finance costs			**(37,548)**	(47,814)
Contribution from associates			**(168)**	(280)
Profit before taxation			**187,449**	106,907

4. TAXATION

	For the six months ended 30th June	
	2002	2001
	HK$'000	HK$'000
The total tax charge comprises:		
Hong Kong Profit Tax calculated at 16% of the estimated assessable profit of the period	**13,877**	9,000
Overseas taxation on profit for the period	**1,043**	616
	14,920	9,616

5. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	For the six months ended 30th June	
	2002	2001
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per shares:		
Profit for the period	**167,625**	94,300
Weighted average number of ordinary shares for the purposes of basic earnings per share	**598,395,714**	562,987,936
Effect of dilutive potential ordinary shares:		
Options	**9,583,121**	2,016,788
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**607,978,835**	565,004,724

6. TRADE RECEIVABLES

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	30th June 2002 HK$'000	31st December 2001 HK$'000	30th June 2001 HK$'000
0 – 60 days	**877,688**	433,714	458,683
61 – 120 days	**147,114**	81,058	58,771
Over 121 days	**53,276**	37,542	46,853
Total trade receivables	**1,078,078**	552,314	564,307
Other receivables	**54,098**	46,047	29,876
	1,132,176	598,361	594,183

7. TRADE PAYABLES

The aging analysis of trade payables is as follows:

	30th June 2002 HK$'000	31st December 2001 HK$'000	30th June 2001 HK$'000
0 - 60 days	**592,523**	293,334	434,442
61 - 120 days	**73,858**	146,230	61,996
Over 121 days	**9,795**	35,649	5,160
Total trade payables	**676,176**	475,213	501,598
Other payables	**896,401**	654,466	213,760
	1,572,577	1,129,679	715,358

8. SHARE CAPITAL

	Number of Shares		**Share Capital**	
	30th June 2002	31st December 2001	**30th June 2002 HK$'000**	31st December 2001 HK$'000
Ordinary shares of HK$0.20 each				
Authorised	**800,000,000**	800,000,000	**160,000**	160,000
Issued and fully paid:				
At 1st January	**574,516,826**	561,216,826	**114,903**	112,243
Issue of shares during the period	**69,800,000**	13,300,000	**13,960**	2,660
	644,316,826	574,516,826	**128,863**	114,903

The shares issued during the period rank pari passu in all respects with the existing shares.

9. RESERVES

	Share premium HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE GROUP				
At 1st January 2002	242,313	(5,244)	751,402	988,471
Net loss not recognised in the income statement				
Exchange differences on translation of overseas operations	—	(6,021)	—	(6,021)
Premium on shares issued	368,692	—	—	368,692
Profit for the period	—	—	167,625	167,625
Final dividend - 2001	—	—	(45,025)	(45,025)
At 30th June 2002	**611,005**	**(11,265)**	**874,002**	**1,473,742**

Corporate governance and other information

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the period, in compliance with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules except all directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim financial statements for the six months ended 30th June 2002.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES AND OPTIONS

(i) Shares

At 30th June 2002, the interests of the directors, the chief executive and their associates in the share capital of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows :

	Number of shares of the Company			
Name of Director	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**
Mr. Horst Julius Pudwill	33,174,000	380,000	111,329,897(a)	—
Mr. Roy Chi Ping Chung	54,750,974	68,000	18,537,515(b)	—
Mr. Kin Wah Chan	1,200,000	—	—	—
Mr. Chi Chung Chan	—	—	—	—
Dr. Akio Urakami	—	—	—	—
Mr. Susumu Yoshikawa	—	—	—	—
Mr. Vincent Ting Kau Cheung	960,000	—	—	—
Mr. Joel Arthur Schleicher	100,000	—	—	—
Mr. Christopher Patrick Langley	150,000	—	—	—

(a) These shares were held by the following companies in which Mr. Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	92,792,382
Cordless Industries Company Limited *	18,537,515
	111,329,897

(b) These shares were held by Cordless Industries Company Limited* in which Mr. Roy Chi Ping Chung has a beneficial interest.

* *Cordless Industries Company Limited is jointly owned by Messrs. Horst Julius Pudwill and Roy Chi Ping Chung.*

Save as disclosed above and other than certain nominee shares in the subsidiaries and associates held in trust for the Group by certain directors, at 30th June 2002, none of the directors or chief executive, or their associates, had any interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance, and none of the directors or chief executive, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the period.

(ii) Options

The following directors and employees were granted share options to subscribe for shares in the Company:

Name of Director	Date share options granted	Share option scheme category	Share options balance at 31.12.2001	No. of share options exercised in the period	No. of share options granted in the period	Share options balance at 30.6.2002	Sub-scription price HK$	Exercise Period
Mr. Horst Julius Pudwill	6.6.2001	B	800,000	–	–	800,000	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B	3,000,000	–	–	3,000,000	2.2600	19.6.2001 - 18.6.2006
	5.7.2001	B	1,200,000	–	–	1,200,000	2.1480	5.7.2001 - 4.7.2006
	28.6.2002	C	–	–	12,864,000	12,864,000	7.2000	28.6.2002 - 27.6.2007
Mr. Roy Chi Ping Chung	6.6.2001	B	1,000,000	–	–	1,000,000	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B	1,000,000	–	–	1,000,000	2.2600	19.6.2001 - 18.6.2006
	5.7.2001	B	1,000,000	–	–	1,000,000	2.1480	5.7.2001 - 4.7.2006
	28.6.2002	C	–	–	6,432,000	6,432,000	7.2000	28.6.2002 - 27.6.2007
Mr. Kin Wah Chan	4.1.2000	A	1,200,000	1,200,000	–	–	1.0000	4.1.2001 - 3.1.2010
	6.6.2001	B	500,000	500,000	–	–	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B	500,000	500,000	–	–	2.2600	19.6.2001 - 18.6.2006
	30.4.2002	C	–	–	300,000	300,000	6.4000	30.4.2002 - 29.4.2007
Mr. Chi Chung Chan	4.2.1994	A	500,000	500,000	–	–	1.2800	4.2.1995 - 3.2.2004
	5.6.2000	A	500,000	500,000	–	–	1.0144	5.6.2001 - 4.6.2010
	6.6.2001	B	500,000	–	–	500,000	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B	500,000	–	–	500,000	2.2600	19.6.2001 - 18.6.2006
	30.4.2002	C	–	–	300,000	300,000	6.4000	30.4.2002 - 29.4.2007
Dr. Akio Urakami	6.6.2001	B	250,000	–	–	250,000	2.0920	6.6.2001 - 5.6.2006
	30.4.2002	C	–	–	250,000	250,000	6.4000	30.4.2002 - 29.4.2007
Mr. Vincent Ting Kau Cheung	30.4.2002	C	–	–	200,000	200,000	6.4000	30.4.2002 - 29.4.2007
Mr. Joel Arthur Schleicher	30.4.2002	C	–	–	100,000	100,000	6.4000	30.4.2002 - 29.4.2007
Mr. Christopher Patrick Langley	30.4.2002	C	–	–	100,000	100,000	6.4000	30.4.2002 - 29.4.2007
total for directors			**12,450,000**	**3,200,000**	**20,546,000**	**29,796,000**		
Employees	27.10.1997	A	100,000	–	–	100,000	1.1504	27.10.1998 - 26.10.2007
	1.4.1998	A	400,000	300,000	–	100,000	1.7440	1.4.1999 - 31.3.2008
	20.9.1999	A	100,000	–	–	100,000	1.1584	20.9.2000 - 19.9.2009
	27.11.1999	A	400,000	200,000	–	200,000	1.0800	27.11.2000 - 26.11.2009
	30.12.1999	A	100,000	–	–	100,000	0.9776	30.12.2000 - 29.12.2009
	4.1.2000	A	100,000	–	–	100,000	1.0000	4.1.2001 - 3.1.2010
	26.6.2000	A	100,000	100,000	–	–	1.4768	26.6.2001 - 25.6.2010
	8.6.2001	B	1,000,000	–	–	1,000,000	2.1960	8.6.2001 - 7.6.2006
	23.7.2001	B	10,500,000	6,000,000	–	4,500,000	2.1160	23.7.2001 - 22.7.2006
	10.10.2001	B	100,000	–	–	100,000	2.4750	10.10.2001 - 9.10.2006
	30.4.2002	C	–	–	8,625,000	8,625,000	6.4000	30.4.2002 - 29.4.2007
	31.5.2002	C	–	–	250,000	250,000	7.2000	31.5.2002 - 30.5.2007
total for employees			**12,900,000**	**6,600,000**	**8,875,000**	**15,175,000**		
			25,350,000	**9,800,000**	**29,421,000**	**44,971,000**		

— Scheme adopted on 28th November 1990 and expired on 27th November 2000 ("Scheme A")

— Scheme adopted on 25th May 2001 ("Scheme B")

— Scheme adopted on 28th March 2002 ("Scheme C")

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed above, at no time during the period was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of certain directors and chief executives, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance discloses no company and person as having an interest of 10% or more in the issued share capital of the Company as at 30th June 2002.

PURCHASE, SALES OR REDEMPTION OF SHARES

There has been no purchase, sales or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

By Order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong, 8th August 2002

Corporate Information

HEAD OFFICE

Techtronic Industries Company Limited
24/F., CDW Building
388 Castle Peak Road
Tsuen Wan, N. T.
Hong Kong
Tel: (852) 2402 6888
Fax: (852) 2413 5971

WEBSITE

www.tti.com.hk
Annual/interim reports are available on line

SHARE REGISTRARS AND TRANSFERS OFFICE

Secretaries Limited
5 Floor Wing On Centre
111 Connaught Road
Central, Hong Kong
Tel: (852) 2544 2808
Fax: (852) 2545 1628

FINANCIAL CALENDAR 2002

8th August:	Announcement of 2002 interim results
13th September:	Last day to register for 2002 interim dividend
16th - 20th September:	Book closure period
30th September:	Despatch of Interim dividend warrants
31st December:	Financial year end

STOCK CODE

The Stock Exchange of Hong Kong Limited	669
ADR Level 1 Programme	TTNDY

INVESTOR RELATIONS CONTACT

Corporate Communications Department
Techtronic Industries Company Limited
24/F., CDW Building
388 Castle Peak Road
Tsuen Wan, N. T.
Hong Kong
E-mail: ir@tti.com.hk

公司資料

總辦事處

創科實業有限公司

香港新界荃灣

青山道388號

中國染廠大廈24樓

電話：(852) 2402 6888

傳真：(852) 2413 5971

網址

www.tti.com.hk

年報／中期報告可於互聯網上瀏覽

股份過戶登記處

秘書商業服務有限公司

香港中環

干諾道中111號

永安中心5樓

電話：(852) 2544 2808

傳真：(852) 2545 1628

二零零二年財務事項日誌

八月八日：	公佈二零零二年度中期業績
九月十三日：	獲派二零零二年度中期股息之股東截止登記日期
九月十六日至二十日：	暫停辦理股東登記手續
九月三十日：	寄發中期股息單
十二月三十一日：	財政年度年結日

股票代號

香港聯合交易所有限公司	669
ADR Level 1 Programme	TTNDY

投資者關係聯絡處

企業傳訊部

創科實業有限公司

香港新界荃灣

青山道388號

中國染廠大廈24樓

電郵：ir@tti.com.hk

董事之重大合約權益

於本期間之結算日或本期間內任何時間，本公司之董事並無於本公司或其任何附屬公司所訂立之重大合約中直接或間接擁有重大權益。

購買股份或債券之安排

除上文所披露者外，於本期間內任何時間本公司或其任何附屬公司並無訂立任何安排，致使本公司之董事可藉購入本公司或任何其他法人團體之股份或債券而獲益。

主要股東

除上文所披露有關若干董事及主要行政人員之權益外，於二零零二年六月三十日，根據披露權益條例第十六(一)條規定本公司須予保存之主要股東登記冊所載，並無任何公司及人士擁有本公司已發行股本10%或以上之權益。

購買、出售或贖回股份

本公司或其任何附屬公司於期內概無購買、出售或贖回本公司之股份。

承董事會命

主席兼行政總裁

Horst Julius Pudwill

香港，二零零二年八月八日

(ii) 優先認股權

以下董事及僱員獲授優先認股權以認購本公司股份：

董事姓名	授予優先認股權日期	優先認股計劃類別	於二零零一年十二月三十一日尚未行使之優先認股權	本期間內已行使之優先認股權數目	本期間內授予之優先認股權數目	於二零零二年六月三十日尚未行使之優先認股權	認購價 港元	行使期
Horst Julius Pudwill 先生	6.6.2001	B	800,000	—	—	800,000	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B	3,000,000	—	—	3,000,000	2.2600	19.6.2001 - 18.6.2006
	5.7.2001	B	1,200,000	—	—	1,200,000	2.1480	5.7.2001 - 4.7.2006
	28.6.2002	C	—	—	12,864,000	12,864,000	7.2000	28.6.2002 - 27.6.2007
鍾志平先生	6.6.2001	B	1,000,000	—	—	1,000,000	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B	1,000,000	—	—	1,000,000	2.2600	19.6.2001 - 18.6.2006
	5.7.2001	B	1,000,000	—	—	1,000,000	2.1480	5.7.2001 - 4.7.2006
	28.6.2002	C	—	—	6,432,000	6,432,000	7.2000	28.6.2002 - 27.6.2007
陳建華先生	4.1.2000	A	1,200,000	1,200,000	—	—	1.0000	4.1.2001 - 3.1.2010
	6.6.2001	B	500,000	500,000	—	—	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B	500,000	500,000	—	—	2.2600	19.6.2001 - 18.6.2006
	30.4.2002	C	—	—	300,000	300,000	6.4000	30.4.2002 - 29.4.2007
陳志聰先生	4.2.1994	A	500,000	500,000	—	—	1.2800	4.2.1995 - 3.2.2004
	5.6.2000	A	500,000	500,000	—	—	1.0144	5.6.2001 - 4.6.2010
	6.6.2001	B	500,000	—	—	500,000	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B	500,000	—	—	500,000	2.2600	19.6.2001 - 18.6.2006
	30.4.2002	C	—	—	300,000	300,000	6.4000	30.4.2002 - 29.4.2007
浦上彰夫博士	6.6.2001	B	250,000	—	—	250,000	2.0920	6.6.2001 - 5.6.2006
	30.4.2002	C	—	—	250,000	250,000	6.4000	30.4.2002 - 29.4.2007
張定球先生	30.4.2002	C	—	—	200,000	200,000	6.4000	30.4.2002 - 29.4.2007
Joel Arthur Schleicher先生	30.4.2002	C	—	—	100,000	100,000	6.4000	30.4.2002 - 29.4.2007
Christopher Patrick Langley先生	30.4.2002	C	—	—	100,000	100,000	6.4000	30.4.2002 - 29.4.2007
董事總額			**12,450,000**	**3,200,000**	**20,546,000**	**29,796,000**		
僱員	27.10.1997	A	100,000	—	—	100,000	1.1504	27.10.1998 -26.10.2007
	1.4.1998	A	400,000	300,000	—	100,000	1.7440	1.4.1999 - 31.3.2008
	20.9.1999	A	100,000	—	—	100,000	1.1584	20.9.2000 - 19.9.2009
	27.11.1999	A	400,000	200,000	—	200,000	1.0800	27.11.2000 -26.11.2009
	30.12.1999	A	100,000	—	—	100,000	0.9776	30.12.2000 -29.12.2009
	4.1.2000	A	100,000	—	—	100,000	1.0000	4.1.2001 - 3.1.2010
	26.6.2000	A	100,000	100,000	—	—	1.4768	26.6.2001 - 25.6.2010
	8.6.2001	B	1,000,000	—	—	1,000,000	2.1960	8.6.2001 - 7.6.2006
	23.7.2001	B	10,500,000	6,000,000	—	4,500,000	2.1160	23.7.2001 - 22.7.2006
	10.10.2001	B	100,000	—	—	100,000	2.4750	10.10.2001 - 9.10.2006
	30.4.2002	C	—	—	8,625,000	8,625,000	6.4000	30.4.2002 - 29.4.2007
	31.5.2002	C	—	—	250,000	250,000	7.2000	31.5.2002 - 30.5.2007
僱員總額			**12,900,000**	**6,600,000**	**8,875,000**	**15,175,000**		
			25,350,000	**9,800,000**	**29,421,000**	**44,971,000**		

— 於一九九零年十一月二十八日採納並於二零零零年十一月二十七日屆滿之計劃（「A計劃」）

— 於二零零一年五月二十五日採納之計劃（「B計劃」）

— 於二零零二年三月二十八日採納之計劃（「C計劃」）

董事及主要行政人員之股份及優先認股權權益

(i) 股份

於二零零二年六月三十日，根據證券（披露權益）條例（「披露權益條例」）第二十九條規定本公司須予保存之登記冊所記錄，董事、主要行政人員及彼等之聯繫人士於本公司股本中所佔之權益或已另行通知本公司及根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）中所載之上市公司董事進行證券交易之標準守則已通知聯交所之權益如下：

	本公司股份數目			
董事姓名	個人權益	家族權益	公司權益	其他權益
Horst Julius Pudwill先生	33,174,000	380,000	111,329,897(a)	—
鍾志平先生	54,750,974	68,000	18,537,515(b)	—
陳建華先生	1,200,000	—	—	—
陳志聰先生	—	—	—	—
浦上彰夫博士	—	—	—	—
吉川進先生	—	—	—	—
張定球先生	960,000	—	—	—
Joel Arthur Schleicher先生	100,000	—	—	—
Christopher Patrick Langley先生	150,000	—	—	—

(a) 此等股份由下列公司持有，而下列公司則由Horst Julius Pudwill先生實益擁有：

	股份數目
Sunning Inc.	92,792,382
Cordless Industries Company Limited*	18,537,515
	111,329,897

(b) 此等股份由Cordless Industries Company Limited*持有，而該公司則由鍾志平先生實益擁有。

* *Cordless Industries Company Limited 由Horst Julius Pudwill先生及鍾志平先生共同擁有。*

除上文所披露者及除若干董事以信託形式代本集團持有附屬公司及聯營公司之若干代理人股份外，於二零零二年六月三十日，董事或主要行政人員或彼等之聯繫人士概無擁有本公司或其任何聯繫公司（定義見披露權益條例）任何證券之權益，而董事或主要行政人員或彼等之配偶或未滿十八歲之子女於本期間內亦無擁有任何可認購本公司證券之權利或曾行使任何該等權利。

9. 儲備

	股份溢價 千港元	換算儲備 千港元	保留溢利 千港元	總額 千港元
本集團				
於二零零二年一月一日	242,313	(5,244)	751,402	988,471
未於收入報表內確認之虧損淨額				
換算海外業務之財務報告所引起之匯兌差額	—	(6,021)	—	(6,021)
因發行股份所得之溢價	368,692	—	—	368,692
本期間溢利	—	—	167,625	167,625
末期股息 — 二零零一年	—	—	(45,025)	(45,025)
於二零零二年六月三十日	**611,005**	**(11,265)**	**874,002**	**1,473,742**

公司管治及其他資料

符合最佳應用守則

除了所有本公司之董事因須按公司章程細則輪席退位而未有指定任期外，各董事並不知悉任何資料合理顯示本公司於本期間內任何時間並無或不曾遵守香港聯合交易所有限公司之上市規則附錄十四所載之最佳應用守則。

審核委員會

審核委員會已和管理層審閱本集團所採用之會計準則及慣例，並曾商討內部監控及財務申報事宜，包括審閱截至二零零二年六月三十日止六個月之未經審核中期財務報表。

7. 採購賬款

採購賬款之賬齡分析如下：

	二零零二年六月三十日千港元	二零零一年十二月三十一日千港元	二零零一年六月三十日千港元
零至六十日	**592,523**	293,334	434,442
六十一日至一百二十日	**73,858**	146,230	61,996
一百二十一日以上	**9,795**	35,649	5,160
採購賬款總額	**676,176**	475,213	501,598
其他應付賬	**896,401**	654,466	213,760
	1,572,577	1,129,679	715,358

8. 股本

	股數		股本	
	二零零二年六月三十日	二零零一年十二月三十一日	二零零二年六月三十日千港元	二零零一年十二月三十一日千港元
每股面值0.20港元之普通股法定股本	**800,000,000**	800,000,000	**160,000**	160,000
已發行及繳足股本：				
於一月一日	**574,516,826**	561,216,826	**114,903**	112,243
於期內發行股份	**69,800,000**	13,300,000	**13,960**	2,660
	644,316,826	574,516,826	**128,863**	114,903

於期內發行之股份在各方面與既有之股份享有同等權益。

5. 每股盈利

基本及攤薄後之每股盈利乃根據以下數據計算：

	截至六月三十日止六個月	
	二零零二年 千港元	二零零一年 千港元
用作計算基本及攤薄後每股盈利之盈利：		
本期間溢利	**167,625**	94,300
用作計算基本每股盈利之普通股加權平均數	**598,395,714**	562,987,936
普通股可能產生之攤薄影響：		
優先認股權	**9,583,121**	2,016,788
用作計算攤薄後每股盈利之普通股加權平均數	**607,978,835**	565,004,724

6. 銷售賬款

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	二零零二年 六月三十日 千港元	二零零一年 十二月三十一日 千港元	二零零一年 六月三十日 千港元
零至六十日	**877,688**	433,714	458,683
六十一日至一百二十日	**147,114**	81,058	58,771
一百二十一日以上	**53,276**	37,542	46,853
銷售賬款總額	**1,078,078**	552,314	564,307
其他應收賬	**54,098**	46,047	29,876
	1,132,176	598,361	594,183

3. 業務及市場分析資料

	截至六月三十日止六個月			
	營業額		對除稅前日常業務業績之貢獻	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元 (重列)
以主要業務劃分：				
製造及經銷：				
電動及戶外產品	**3,140,168**	1,600,563	**182,696**	115,050
地板護理產品	**617,795**	524,789	**15,900**	17,254
太陽能及電子產品	**123,755**	102,807	**21,910**	13,238
其他產品	**77,132**	87,470	**4,659**	9,459
	3,958,850	2,315,629	**225,165**	155,001
財務成本			**(37,548)**	(47,814)
應佔聯營公司業績			**(168)**	(280)
除稅前溢利			**187,449**	106,907
以地域市場劃分：				
北美洲	**3,307,651**	1,963,013	**199,255**	131,702
歐洲	**506,408**	250,800	**15,179**	10,694
其他國家	**144,791**	101,816	**10,731**	12,605
	3,958,850	2,315,629	**225,165**	155,001
財務成本			**(37,548)**	(47,814)
應佔聯營公司業績			**(168)**	(280)
除稅前溢利			**187,449**	106,907

4. 稅項

	截至六月三十日止六個月	
	二零零二年 千港元	二零零一年 千港元
稅項支出總額包括：		
根據本期間內估計應課稅溢利按16%稅率計算之香港利得稅	**13,877**	9,000
本期間內溢利之海外稅項	**1,043**	616
	14,920	9,616

簡明財務報表附註

截至二零零二年六月三十日止六個月

1. 主要會計政策

中期報告乃按照香港會計師公會頒佈之會計實務準則第25號「中期財務報告」(「會計實務準則第25號」)而編製。

簡明財務報表乃根據歷史成本慣例並經就證券投資之重估作出調整後而編製。

2. 採納新訂及經修訂會計實務準則

編製本簡明賬目所採用之主要會計政策及計算方法與截至二零零一年十二月三十一日止年度之全年度賬目內所採用者相符,惟本集團繼採納香港會計師公會頒佈下列於二零零二年一月一日或以後之會計期間生效並適用於本集團之會計實務準則後,本集團已對其若干會計政策作出改動:

會計實務準則第1號(經修訂):	財務報表之編列
會計實務準則第15號(經修訂):	現金流動表
會計實務準則第25號(經修訂):	中期財務報告
會計實務準則第34號:	僱員福利

採納上文所述之新訂及經修訂會計實務準則對本集團於二零零一年六月三十日之財政狀況影響不大。所披露之資料及若干比較數字已作出相應調整。

簡明綜合現金流動表

截至二零零二年六月三十日止六個月

	二零零二年 六月三十日 千港元 (未經審核)	二零零一年 六月三十日 千港元 (未經審核) (重列)
經營活動		
經營(所用)所帶來現金	**(134,613)**	44,754
已付所得税	**(10,259)**	(3,504)
已付利息	**(37,548)**	(47,814)
經營活動所用之現金淨額	**(182,420)**	(6,564)
投資活動		
購買物業、廠房及設備	**(124,397)**	(67,579)
添置無形資產	**(236)**	(41)
借予聯營公司之款項	**(18,284)**	(9,764)
購買證券投資	**(2,299)**	(1,399)
收購業務及附屬公司(扣除現金及現金等額)	**(13,564)**	—
出售物業、廠房及設備所得款項	**12,484**	3,853
投資活動所用之現金淨額	**(146,296)**	(74,930)
融資		
發行股份所得款項	**382,653**	10,407
取得之新銀行貸款	**506,623**	38,290
償還銀行貸款	**(27,509)**	(69,485)
訂立新融資租約及租購合約之承擔	**—**	11,838
償還融資租約及租購合約之承擔	**(5,396)**	(5,781)
融資之現金流入(流出)淨額	**856,371**	(14,731)
現金及現金等額增加(減少)	**527,655**	(96,225)
期初之現金及現金等額	**612,868**	227,002
匯率折算之差額	**(3,318)**	(2,658)
期終之現金及現金等額	**1,137,205**	128,119
現金及現金等額結餘之分析		
銀行結餘、存款及現金	**1,212,300**	187,213
銀行透支	**(75,095)**	(59,094)
	1,137,205	128,119

簡明綜合資產負債表

二零零二年六月三十日

	附註	二零零二年六月三十日 千港元 (未經審核)	二零零一年十二月三十一日 千港元 (經審核)	二零零一年六月三十日 千港元 (未經審核) (重列)
資產				
非流動資產				
物業、廠房及設備		**877,828**	678,629	636,952
商譽		**85,881**	83,815	72,616
負商譽		**(25,321)**	(26,722)	(16,276)
無形資產		**5,823**	5,759	6,464
於聯營公司應佔資產額		**126,481**	108,366	89,317
證券投資		**60,489**	60,530	53,918
收購附屬公司之訂金		**—**	148,200	—
遞延稅項資產		**25,856**	21,193	16,068
其他資產		**1,195**	1,195	1,195
		1,158,232	1,080,965	860,254
流動資產				
存貨		**1,331,914**	799,975	808,243
銷售賬款及其他應收賬	(6)	**1,132,176**	598,361	594,183
訂金及預付款項		**279,170**	309,448	340,432
應收票據		**148,473**	331,431	158,718
證券投資		**7,239**	4,899	9,893
聯營公司銷售賬款		**5,649**	2,511	10,882
銀行結餘、存款及現金		**1,212,300**	644,039	187,213
		4,116,921	2,690,664	2,109,564
流動負債				
採購賬款及其他應付賬	(7)	**1,572,577**	1,129,679	715,358
應付票據		**496,843**	602,903	214,770
應繳稅項		**2,920**	12,149	15,995
應派股息		**45,025**	—	33,679
融資租約及租購合約之承擔 — 於一年內到期		**8,372**	10,263	9,243
銀行借款 — 於一年內到期		**746,626**	217,060	244,816
		2,872,363	1,972,054	1,233,861
流動資產淨值		**1,244,558**	718,610	875,703
資產總值減流動負債		**2,402,790**	1,799,575	1,735,957
股本與儲備				
股本	(8)	**128,863**	114,903	114,083
儲備	(9)	**1,473,742**	988,471	863,070
		1,602,605	1,103,374	977,153
少數股東權益		**14,881**	9,977	9,843
非流動負債				
融資租約及租購合約之承擔 — 於一年後到期		**5,216**	8,721	12,014
銀行借款 — 於一年後到期		**779,940**	675,967	736,743
遞延稅項負債		**148**	1,536	204
		785,304	686,224	748,961
		2,402,790	1,799,575	1,735,957

簡明綜合收入報表

截至二零零二年六月三十日止六個月

	附註	二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核) (重列)
營業額	(3)	**3,958,850**	2,315,629
銷售成本		**(2,994,707)**	(1,824,114)
毛利總額		**964,143**	491,515
其他收入		**38,508**	28,677
銷售及分銷費用		**(269,562)**	(112,893)
行政費用		**(461,853)**	(208,979)
研究及開發費用		**(46,071)**	(43,319)
經營溢利		**225,165**	155,001
財務成本		**(37,548)**	(47,814)
未計應佔聯營公司業績及稅項前溢利		**187,617**	107,187
應佔聯營公司業績		**(168)**	(280)
除稅前溢利		**187,449**	106,907
稅項	(4)	**(14,920)**	(9,616)
未計少數股東權益前溢利		**172,529**	97,291
少數股東權益		**(4,904)**	(2,991)
本期間溢利		**167,625**	94,300
股息		**(45,025)**	(33,679)
本期間保留溢利		**122,600**	60,621
每股盈利	(5)		
基本		**28.01仙**	16.75仙
攤薄後		**27.57仙**	16.69仙

中期股息

董事會已議決派發中期股息每股6.0港仙(二零零一年度中期股息：4.5港仙)。股息單將於二零零二年九月三十日或前後寄予二零零二年九月二十日登記為本公司股東之人士。

暫停辦理股東登記手續

本公司將於二零零二年九月十六日至二零零二年九月二十日(包括首尾兩天在內)暫停辦理股東登記手續，期間股份將不可進行過戶。

股東如欲獲派中期股息，須於二零零二年九月十三日下午四時前將所有過戶文件連同有關股票，送交本公司之股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

之市場推廣及宣傳開支約佔本集團營業額之2.2%（88,100,000港元），相比於二零零一年度上半年之比率則為1.2%（28,600,000港元）。

現金流動

於六個月期間內所增加之現金及現金等額為527,700,000港元，主要為來自配售股份及增加之借貸所得之現金。

期內用於經營業務之現金淨額為182,000,000港元，主要歸因於進行多項收購及銷售額大幅上升，令致存貨額與銷售賬款及其他應收賬相應增加所致。此外，因應下半年度之付運高峰期所作之準備，上半年度之存貨量一般會較高。相比於去年度同期，存貨之流轉日數由65日下降至低於60日，而應收賬之賬齡則縮短20日以上。

財政資源

股東資金總額增加至1,600,000,000港元，相比於二零零一年十二月三十一日則為1,100,000,000港元。股東資金總額增加主要歸因於期內進行之配售股份及上半年度內保留之溢利所致。儘管已發行股份數目有所增加，每股有形資產淨值總額為2.38港元，相比於二零零一年十二月三十一日則為每股1.81港元。

銀行借貸總額為1,530,000,000港元，較截至二零零一年十二月三十一日之893,000,000港元增加637,000,000港元。上半年度之借貸水平一般會較高，理由為因應年度內之第三季開始之生產高峰期作好準備。再者，本集團於期內為收購Homelite而作出融資安排與及承接了被收購業務之若干貸款。然而，於回顧期內本集團之銀行結餘、存款及現金亦增加568,000,000港元。

本集團之經銷業務及借貸主要以美元及港元進行，其息率乃參照美國或香港之最優惠貸款利率計算。本集團正積極評估多種與利率及匯率風險相關之金融工具，以充份利用目前息率低企及對本集團有利之匯率波動等利好因素。

截至二零零二年六月三十日之資本負債比率（即淨銀行借貸總額佔有形資產淨值總額之百分比）下降至21.3%，相比於二零零一年十二月三十一日之比率則為54.9%。

利息保障（即除利息及稅項前溢利相對於淨利息開支總額之倍數）為6.38倍，相比於去年度同期則為3.55倍及截至二零零一年十二月三十一日止全年度則為4.46倍。

如不計進行之多項收購，期內之資本開支為124,000,000港元，而期內對應之折舊金額為128,000,000港元。

本集團相信憑藉其非常穩健之財政狀況，倘若有需要籌集額外營運資金或進行融資時，本集團將處於極為有利之地位，爭取以優惠條款獲得所需資金。

展望

根據本集團客戶已發出之第三季及第四季訂單，展望二零零二年度下半年之業務將會蓬勃發展，本集團有信心將可延續上半年度取得高增長率之表現。營業額之強勁增長，將來自設計創新之產品、與日俱增之產品系列、發展前景樂觀之戶外產品品牌，與及Ryobi進一步拓展北美洲、歐洲及澳大利西亞等地市場。

上半年度之業績表現理想只是反映了本集團推行建立環球品牌策略之初步成效。展望將來，創科實業將會繼續投資於建立品牌、拓展市場、開發以客為先之產品及減省成本，從而進一步推動本集團業務向前發展。

財務回顧

收購及投資

為進一步推行本集團建立環球品牌之策略，本集團於二零零一年十一月和Deere & Company訂立一項協議收購後者旗下之Homelite戶外消費者產品品牌，包括在墨西哥之一座生產廠房。於二零零二年三月，本集團向Ryobi Limited收購澳大利西亞地區內兩家電動工具公司連同「Ryobi」品牌在澳洲及紐西蘭之永久使用權。於二零零二年七月，創科實業之40.8%聯營公司Gimelli Laboratories Company Limited（「Gimelli」）購入德國一家著名公司 — Medisana AG（「Medisana」）之18.8%權益，交易代價為1,980,000歐元，以Gimelli之內部資源撥付。收購價乃參照Medisana截至六月底之股份市價2.15歐元及根據Medisana截至二零零一年十二月三十一日之每股權益淨額3.00歐元而釐訂。Medisana為一家在法蘭克福證券交易所上市之保健產品分銷商及製造商。上述締結之策略性聯盟使Gimelli可充份借助Medisana品牌及其遍及歐洲之銷售渠道，以進一步拓展其旗下保健產品之OEM業務。

配售新股份

於二零零二年四月二十八日，本集團宣佈以每股6.275港元之價格向獨立專業人士及投資者配售60,000,000股新股份。配售事項所得之款項淨額約為367,000,000港元。所發行之新股份約佔緊接進行配售事項前本集團已發行股本之10.3%，及約佔擴大後已發行股本之9.34%。配售事項為本集團提供充裕資金及加強其財政狀況，使本集團可積極推行建立環球品牌之策略。

業績分析

核心業務之強勁增長加上成功收購Ryobi及Homelite業務發揮之成效，令本集團之營業額及純利分別較二零零一年度上半年上升71%及77.8%。於回顧期內，本集團之經營開支亦告增加，主要歸因於去年度下半年及本年度初期收購多項業務所需計入之開支。本集團正推行多項成本減省計劃以提高成本效益。

新產品之開發及市場推廣仍為本集團業務增長之主要推動力。截至二零零二年六月三十日止六個月內，本集團用於產品研究及開發之開支約為46,000,000港元，佔本集團營業額之1.2%，相比於去年度同期此方面之開支則為43,000,000港元，佔本集團營業額之1.9%。本集團用於推廣旗下品牌及產品

發之產品技術及其增添之生產力而受惠。將業務擴展至戶外產品亦有助抵銷電動工具行業固有之季節性因素所帶來之影響，使訂單量之分佈更為平均，從而提高收入之穩定性及使供應鏈相應得以受惠。

地板護理產品業務

於上半年度，地板護理產品業務之營業額增長17.7%至617,800,000港元，其佔本集團營業額之15.6%。此項業務之增長動力源自產品之推陳出新，及因北美洲之OEM客戶調整產品零售價而帶動更多需求所致。隨著OEM客戶不斷增加，產品開發計劃亦正密鑼緊鼓進行中。英國方面，本集團與一主要零售商聯手主辦之推廣活動非常成功，大大提高消費者對Vax品牌產品之需求及彰顯此品牌之市場地位。同時，本集團正在策劃有關擴展Vax產品系列之新產品計劃。

太陽能及電子產品業務

太陽能及電子產品業務包括太陽能照明系統、電子及激光測量儀與電子保健產品。此項業務亦取得理想之營業額，其增長20.4%至123,800,000港元，佔本集團營業額之3.1%。由於按部就班推行以高增值項目為重點之產品開發計劃、推出一系列嶄新產品、以及切實執行成本控制措施及制訂價格方針，此項業務於期內之盈利因而上升。

業務營運

創科實業繼續致力透過與客戶之存貨及採購系統進行整合以提高供應鏈之效益，同時推行嚴格控制成本措施。本集團積極發揮大批量採購產生之效益，充份利用協同生產帶來之成效，以及有條不紊地推行持續改進計劃以提升產品質素及消除材料消耗。結果，於二零零二年度上半年之邊際利潤總額有所提高，而毛利總額則為964,100,000港元，較去年度上半年之491,500,000港元增加96.2%。

本集團除繼續在內部作自行擴展外，並與一家在中華人民共和國之桌面式電動工具製造商組成一間新合營公司以便擴展桌面式電動工具之業務。該合營公司使創科實業只需運用小量資本開支便可即時提高桌面式電動工具之生產力，同時取得相關技術，進一步鞏固其在桌面式及坐地式電動工具市場之領導地位。

本集團將會投資一間位於中華人民共和國之內燃機生產廠房，以提高生產力及進一步加強成本競爭力。該廠房將會為本集團旗下之Homelite及Ryobi戶外產品供應內燃機及製成品，從而發掘更多有潛質之ODM及OEM客戶。對上述項目之資本投資約為156,000,000港元（20,000,000美元），以二零零二年四月二十八日進行之配售股份所得資金撥付。戶外產品之最後裝配工序大部份仍會保留在鄰近之最大市場 — 北美洲內進行，以便能隨時緊貼市場趨勢及盡量減低物流成本。

管理層之研討及分析

本集團於截至二零零二年六月三十日止六個月之溢利創下168,000,000港元之紀錄，較去年度同期錄得之溢利94,000,000港元增長77.8%，成績驕人。每股基本盈利為28.01港仙，較二零零一年度同期之16.75港仙增長67.2%。營業額為3,959,000,000港元，較二零零一年度上半年增長71.0%。

業績取得可觀增長乃歸因於電動工具、地板護理產品、太陽能及電子產品等核心產品之訂單量非常充裕。於二零零一年度下半年及二零零二年度上半年收購Ryobi在歐洲及澳大利西亞地區之業務與Homelite業務亦有助營業額及溢利取得強勁增長。上述收購乃本集團演進為環球自有品牌製造商(OBM)其中部份之策略性措施。創科實業在所有地域市場及業務環節之營業額及溢利均取得增長。

本集團身處充滿挑戰之經濟環境下表現仍然強勁，實有賴推行有效宣傳推廣活動，帶動市場對本集團旗下早獲認同品牌產品之需求日趨殷切，以及能為客戶提供價格實惠之產品所致。以上因素加上奉行與家居裝修及相關行業內之大型客戶保持緊密合作之策略，使本集團得以在市場上脱穎而出，其在北美洲市場之營業額增長68.5%，佔本集團業務之83.5%。

除北美洲市場取得強勁增長外，往歐洲之銷售額增加101.9%，而往其他國家（包括澳大利西亞地區）之銷售額則增加42.2%。收購Ryobi為本集團在歐洲及澳大利西亞地區提供更完備之架構，為本集團日後開拓上述市場奠定基礎。

收購Homelite為本集團之品牌組合增添多一個著名品牌，並使本集團之業務擴展至戶外產品系列。於收購Homelite後之首六個月內，此品牌之業績已較預期中為佳而其發展前景亦非常樂觀，使創科實業在戶外工具市場上穩佔一席位，其所具備之市場潛力可媲美本集團旗下之電動工具產品業務。

業務回顧

電動及戶外產品業務

電動及戶外產品業務（包括Homelite業務）較去年度同期增長96.2%，成績理想。此項業務之營業額為3,140,000,000港元，佔本集團營業額之79.4%。

於上半年度，Ryobi電動工具之營業額取得100%以上之可觀增長。由於投入資源進行品牌宣傳推廣活動，進一步提升Ryobi品牌之知名度，市場對此品牌之產品需求殷切。以Ryobi產品之優良質素加上價格實惠，本集團在營業額及盈利兩方面均取得增長。原件設計製造(ODM)及原件設備製造(OEM)業務亦穩步發展。

於本年度首六個月內，戶外產品業務之表現較計劃中為佳。Homelite與Ryobi兩個品牌之整合在物流管理上發揮功效，精簡分銷及市場推廣計劃之流程。此外，本集團旗下之Ryobi戶外產品亦因Homelite開

財務摘要

截至六月三十日止六個月

業績	二零零二年 百萬港元		二零零一年 百萬港元		變動 %
營業額	**3,959**		2,316		+71
本期間溢利	**168**		94		+78
每股盈利，基本（*港仙*）	**28.01**		16.75		+67
每股股息（*港仙*）	**6**		4.5		+33
財政狀況					
資產總值	**5,275**		3,772*		+40
負債總額	**3,658**		2,658*		+38
股東資金	**1,603**		1,103*		+45
每股有形資產淨值（*港元*）	**2.38**		1.81*		+31
淨銀行債項／淨有形股東權益比率（%）	**21.3%**		54.9%*		不適用
以主要業務劃分之營業額					
電動及戶外產品	**3,140**	**79.4%**	1,601	69.1%	+96
地板護理產品	**618**	**15.6%**	525	22.7%	+18
太陽能及電子產品	**124**	**3.1%**	103	4.4%	+20
其他	**77**	**1.9%**	87	3.8%	-11
以地域市場劃分之營業額					
北美洲	**3,308**	**83.5%**	1,963	84.8%	+69
歐洲	**506**	**12.8%**	251	10.8%	+102
其他國家	**145**	**3.7%**	102	4.4%	+42

*截至二零零一年十二月三十一日

創科實業有限公司（創科實業）創立於一九八五年，乃全球製造及經銷創新家居裝修工具之翹楚，產品專注於電動及戶外工具、地板護理產品及電子測量產品。創科實業旗下之著名品牌包括RYOBI®電動工具、HOMELITE®戶外產品及VAX®地板護理產品。多年來，創科實業有效推行與主要之大型零售商及著名品牌公司建立合作夥伴關係之策略，使業績保持雙位數增長。

創科實業有限公司

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